U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                           FENWAY INTERNATIONAL, INC.,
                              a Nevada corporation
             (Exact name of registrant as specified in its charter)


            NEVADA                                                    84-1426038
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


308-409 Granville Street, Vancouver, British Columbia, Canada          V6C 1T2
   (Address of registrant's principal executive offices)              (Zip Code)


                                  604.844.2265
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


Title of Each Class                             Name of Each Exchange on which
to be so Registered:                            Each Class is to be Registered:

        None                                                 None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
     (Title of Class)



                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                           Fenway International, Inc.,
                              a Nevada corporation

        Index to Amendment No. 4 to Registration Statement on Form 10-SB

Item Number and Caption                                                     Page

4.   Security Ownership of Certain Beneficial Owners and Management            3

10.  Recent Sales of Unregistered Securities                                   4

     Signatures                                                                7

Item 4.  Security Ownership of Certain Beneficial Owners and Management

(a) Security Ownership of Certain Beneficial Owners. The following table specifies individuals or entities, other than directors and officers, who are beneficial owners of 5% or more of the Company's issued and outstanding common stock:

Title of Class              Name of Beneficial Owner                  Amount of Beneficial Owner               Percent of Class
--------------              ------------------------                  --------------------------               ----------------
Common Stock                Fenway Resources Ltd., a Delaware         7,644,867 Shares                         38.3%
                            corporation

(b) Security Ownership by Management. The following table specifies the amount of the Company's shares of $.001 par value common stock and the amount of options to purchase the Company's shares of $.001 par value common stock that each executive officer and director hold, rounded to the nearest 1/10 of 1%.

Title of Class                Name of Beneficial Owner                 Amount of Beneficial Owner              Percent of Class
--------------                ------------------------                 --------------------------              ----------------
Common Stock                  H. John Wilson, President                4,037 Shares                            *2.5%
                              and a Director
Options to ***                574 Clearwater Way                       495,963 Options
Purchase Common               Coquitlam, B.C., V3C 5W3
Stock at $3.00

Common Stock                  A. Leonard Taylor                        4,037 Shares                            *2.5%
                              Chief Financial Officer,
Options to ***                Secretary and a Director                 495,963 Options
Purchase Common               63 Chadwick Road
Stock at $3.00                R.R.#6, Site 19, C27
                              Gibsons, B.C. V0N 1V0

Options to ***                R. George Muscroft,                      300,000 Options                         *1.5%
Purchase Common               Vice President and Director
Stock at $3.00                13339 14A Avenue
                              Surrey, B.C. V4A 6H6

Options to ***                Rene Cristobel, Director                 200,000 Options                         *1.0%
Purchase Common               15 Sto. Domingo St.
Stock at $3.00                Urdaneta Village
                              Makati City, Philippines

Options to ***                Dr. Carlos A. Fernandez,                 200,000 Options                         *1.0%
Purchase Common               Director
Stock at $3.00                59 Caimito Road
                              Mapayapa Village
                              Quezon City, Philippines

Common Stock                  Raghbir Kahbra, Director                 2,000,000**                             10.3%
                              13911 N.W. 21st Avenue
                              Vancouver, Washington 98685

Common Stock                  All officers and directors as a group    4,005,000                               *19.2%

*    Percent of common stock held if all options are exercised.

**   Issued May 29, 1998, for a total consideration of $20,000.

*** All Options expire July 4, 2004, and are exercisable at any time at the discretion of the holder.

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 10.  Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about May 27, 1998, the Company sold 11,000,000 shares of its $0.001 par value common stock for $0.01 per share. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for those shares was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of those shares. The net proceeds to the Company were $110,000. The aggregated offering price was $110,000. Of those 11,000,000 shares, the Company issued 9,000,000 shares of its $.001 par value common stock to twenty (20) persons, none of which are affiliates of the Company, and the Company issued 2,000,000 shares of its $.001 par value common stock to Raghbir Kahbra, a director of the Company. Because Mr. Kahbra is a director of the Company, the shares of $.001 par value common stock issued to Mr. Kahbra are subject to Rule 144 restrictions regarding resale or transfer. The Company has issued stop transfer instructions to the Company's Transfer Agent restricting transfer of those 11,000,000 shares issued to these twenty persons and Mr. Kahbra until the Company files an appropriate registration statement with the Securities and Exchange Commission for those 11,000,000 shares and such registration statement is determined to be effective by the Securities and Exchange Commission.

On or about June 10, 1998, Fenway Resources Ltd., a British Columbia corporation, pursuant to the provisions of Section 388 of the Delaware General Corporation Law, was domesticated in the State of Delaware, as a Delaware corporation. As a result, the assets of Fenway Resources Ltd., a British
Columbia corporation, became the assets of Fenway Resources Ltd., a Delaware corporation. On or about August 10, 1998, the Company entered into an Agreement of Purchase and Sale of Assets with Fenway Resources Ltd., a Delaware corporation, for the purpose of acquiring substantially all of the assets of Fenway Resources Ltd., a Delaware corporation. The Company issued 7,644,067 shares of its $.001 par value common stock to Fenway Resources Ltd., a Delaware corporation, in exchange for the assets of Fenway Resources Ltd., a Delaware corporation, in reliance on the exemption specified by the provisions of Section 4(2) of the Securities Act of 1933. Fenway Resources Ltd., a Delaware corporation, was the only party which received shares of that common stock pursuant to that transaction. A copy of that agreement was attached to Amendment No. 1 which was filed on August 13, 1999 as Exhibit 10.2.

At that time, the officers of Fenway Resources Ltd., a British Columbia corporation, were H. John Wilson, Chief Executive Officer and A. Leonard Taylor, Vice President and a Secretary, and the directors of Fenway Resources Ltd., a British Columbia corporation, were H. John Wilson, A. Leonard Taylor, R. George Muscroft, Laurie Maranda, Rene E. Cristobel, Carlos A. Fernandez and Milton Schlesinger. Additionally, at that time, the officers of Fenway Resources Ltd., a Delaware corporation, were H. John Wilson, President and A. Leonard Taylor, Secretary. At the time of the transaction pursuant to which the assets of Fenway Resources Ltd., a Delaware corporation, were transferred to the Company, in exchange for those 7,644,067 shares of the Company's $.001 par value common stock, none of the officers of Fenway Resources Ltd., a Delaware corporation, was an officer of the Company. Additionally, at that time, no persons serving as a director of Fenway Resources Ltd., a Delaware corporation, served as a member of the Board of Directors of the Company. Fenway Resources Ltd., a Delaware corporation, is a sophisticated investor and was provided complete access to all of the Company's books, records and financial statements prior to acquiring those 7,644,067 shares.

In May 1998, management of the Company, prior to the Company's acquisition of the assets of Fenway Resources Ltd., a British Columbia corporation, and also prior to the Company's name change from Nevada-Utah Gold, Inc., entered into an oral agreement with G.I. Joe Limited, a United Kingdom corporation ("G.I. Joe"), affiliates of which include Norhinder Singh and Karmit Kajr, whereby the Company agreed to sell to G.I. Joe 500,000 shares of the Company's $.001 common stock at a purchase price of $.25 per share.

In August 1998, management of the Company changed. All of the officers and directors of the Company, except Raghbir Kahbra, resigned at this time and the Board of Directors of Fenway Resources Ltd., a British Columbia corporation, became the new Board of Directors of the Company. Shortly thereafter, the Company changed its name to Fenway International, Inc.

However, in July 1998, the former management of the Company had accepted $23,900 from G.I. Joe as partial payment for the 500,00 shares which G.I. Joe had agreed to purchase in May 1998. This amount constituted a partial payment for those shares. Because the shares had not been paid for in full, the Company did not issue those shares, or any portion of those shares, to G.I. Joe.

In August 1998, new management of the Company reviewed all the Company's corporate books and records, including financial statements, and was informed that this agreement with G.I. Joe was an oral agreement to purchase 500,000 shares of the Company's common stock but that only a partial payment had been made. On or about September 2, 1998, the Company's former management, at the request of the Company's new board of directors, confirmed and specified, in writing, that the Company's former management had entered into an oral agreement to issue those 500,000 shares to G.I. Joe upon the Company's receipt of the remaining monies owed for the 500,000 shares.

On February 4, 1999, the Company received the remaining monies owed pursuant to this transaction and those 500,000 shares were issued by the Company to G.I. Joe in July 1999. Those 500,000 shares were issued in reliance upon an exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 ("Act"), which exemption is specified in Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The Company has issued stop transfer instructions to the Company's Transfer Agent restricting transfer of those 500,000 shares issued to G.I. Joe until the Company files an appropriate registration statement with the Securities and Exchange Commission for those 500,000 shares and such registration statement is determined to be effective by the Securities and Exchange Commission.

On or about October 29, 1998, the Company sold 2,798 shares of its $0.001 par value common stock for $3.00 per share to Mr. H. Scott (2,128 shares) and Mr. K. Brause (670 shares). The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Section 3(b) of that Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of those shares. The net proceeds to the Company were $8,394. The Company has issued stop transfer instructions to the Company's Transfer Agent restricting transfer of those 2,798 shares issued to Mr. Scott and Mr. Brause until the Company files an appropriate registration statement with the Securities and Exchange Commission for those 2,798 shares and such registration statement is determined to be effective by the Securities and Exchange Commission.

During the period February 24, 1999 to April 12, 1999, the Company sold 29,000 shares of its $0.001 par value common stock for $3.00 per share. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 set forth in Section 3(b) of that Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares. The aggregate offering price was $87,000. The 29,000 shares of the Company's $.001 par value common stock were sold to five (5) persons, none of which are affiliates of the Company. 9,000 of these 29,000 shares of the Company's $.001 par value common stock, which were sold on April 12, 1999, are subject to the March 1999 Rule 504 Amendments. The Company has issued stop transfer instructions to the Company's Transfer Agent restricting transfer of those 29,000 shares issued to these five individuals until the Company files an appropriate registration statement with the Securities and Exchange Commission for those 29,000 shares and such registration statement is determined to be effective by the Securities and Exchange Commission.

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the undersigned has duly caused this Amendment No. 4 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on November 24, 1999.

                                                     Fenway International, Inc.,
                                                     a Nevada corporation


                                                     By: /s/  H. JOHN WILSON
                                                        ------------------------
                                                          H. John Wilson
                                                     Its:     President

                                       7